Exhibit 99.1

News Release

INTEC PHARMA ANNOUNCES $10 MILLION PRIVATE PLACEMENT

JERUSALEM (March 10, 2017) – Intec Pharma Ltd. (NASDAQ;TASE: NTEC), a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology, today announced that it has entered into agreements with several investors for the private placement of 2,289,638 ordinary shares of the Company, at a price of $4.40 per share, for gross proceeds of approximately $10 million. The chairman of the board of directors, Mr. John Kozarich, and two other directors of Intec, Messrs. Zvi Joseph and Giora Carni, have participated in the private placement.

The ordinary shares to be issued by Intec in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration under the Securities Act and applicable state securities laws or an applicable exemption from those registration requirements. Intec has agreed to file a registration statement with the Securities and Exchange Commission to register the resale of the ordinary shares issued in the private placement. The agreements are subject to certain customary closing conditions, and there can be no assurance that the transactions contemplated by the agreements will be consummated. Intec expects to close the private placement by March 31, 2017.

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill™ platform technology. The Company's Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company's product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson's disease symptoms in advanced Parkinson's disease patients, currently in Phase III, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the treatment of insomnia, including sleep induction and sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel ulcers induced by Nonsteroidal Anti-Inflammatory Drugs. In addition, an Accordion Pill for cannabinoid therapies (AP-CBD/THC) will enter Phase I clinical trials in the first quarter of 2017.

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions with respect to the consummation of the private placement. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should," "could," "might," "seek," "target," "will," "project," "forecast," "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission.

CONTACT INFORMATION

Zeev Weiss
Chief Executive Officer
(+972) (2) 586-4657
Zeev@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA

212-838-3777

afields@lhai.com

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